Contactar

www.linkedin.com/in/gerardo-rioseco-rubio (LinkedIn)

Aptitudes principales

Dirección general
Estrategia
Espíritu empresarial

Gerardo Rioseco Rubio

Entrepreneur
Ciudad de México, México

Extracto

He estado involucrado como socio fundador en 7 empresas en los últimos 6 años. Con algunas de ellas hemos recibido premios y reconocimientos en la Asamblea General de la ONU, premio al mejor emprendimiento por Santander X, Foro Internacional de La Paz en París.
Destaca mi habilidad en entender dónde está la oportunidad de negocio en las ideas para poder ponerlas en práctica.

Experiencia

Sampa Explore
4 años 6 meses

CEO
septiembre de 2024 - Present (8 meses)
Los Cabos, Baja California Sur, México

Co-founder
noviembre de 2020 - Present (4 años 6 meses)
Los Cabos, Baja California Sur, México

WIDU
Co-Founder
mayo de 2020 - Present (5 años)

Deq Innovation
9 años 2 meses

Cofounder
marzo de 2016 - Present (9 años 2 meses)
Ciudad de México, México

CEO
enero de 2017 - octubre de 2020 (3 años 10 meses)
México

ViiT Health

Group CFO

mayo de 2021 - enero de 2025 (3 años 9 meses)

Nuevo México, Estados Unidos

Educación

IBERO

Licenciatura, Negocios Internacionales · (2012 - 2017)